Decarbonization Plus Acquisition Corporation

2744 Sand Hill Road, Suite 100

Menlo Park, California 94025

June 16, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 4, 2021

File No. 001-39632

Ladies and Gentlemen:

Set forth below is the response of Decarbonization Plus Acquisition Corporation (the “Company,” “DCRB,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated June 15, 2021, with respect to the Company’s Amendment No. 2 to the preliminary proxy statement, File No. 001-39632, filed with the Commission on June 4, 2021 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Preliminary Proxy Statement (the “Amendment No. 3”). For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions included in the response correspond to the Amendment No. 3, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 3.

Revised Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Information, page 63

1.

We note your response to prior comment 2, including the additional disclosures you provided in note 3(I) and note 5 and your determination that the Earnout Shares will be classified as liabilities. Please revise note 5 to more fully explain your subsequent accounting for Earnout shares and provide a sensitivity analysis that quantifies the impact of a potential change in the per share market price of the post combination company’s common stock would have on the pro forma financial statements.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 76 of Amendment No. 3 in response to the Staff’s comment to more fully explain the subsequent accounting for Earnout Shares and to provide a sensitivity analysis that quantifies the impact of a potential change in the per share market price of the post combination company’s common stock would have on the post combination financial statements..

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

DECARBONIZATION PLUS ACQUISITION CORPORATION

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.

George Gu, Hyzon Motors Inc.

Robert Downes, Sullivan & Cromwell LLP